SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Akero Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00973Y 108

(CUSIP Number)

David Pezeshki

venBio Partners, LLC

1700 Owens Street, Suite 595, San Francisco, CA 94158

(415) 800-0800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Janaury 13, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00973Y 108

1.	Names of Reporting Persons. venBio Global Strategic Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,322,138
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,322,138
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,322,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00973Y 108

1.	Names of Reporting Persons. venBio Global Strategic GP II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,322,138
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,322,138
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,322,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00973Y 108

1.	Names of Reporting Persons. venBio Global Strategic GP II, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,322,138
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,322,138
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,322,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 00973Y 108

1.	Names of Reporting Persons. Robert Adelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,322,138
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,322,138
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,322,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00973Y 108

1.	Names of Reporting Persons. Corey Goodman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,322,138
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,322,138
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,322,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.6%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons on June 26, 2019. Defined terms have the meaning ascribed to them in the Schedule 13D unless otherwise defined in this Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented as follows:

The Fund purchased the shares set forth in Item 5 using funds from working capital.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented as follows:

On August 16, 2019, Aaron Royston, an employee of venBio Partners LLC, resigned as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 28,558,653 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed on November 12, 2019.

The Fund directly holds 3,322,138 shares of Common Stock. As the sole general partner of the Fund, the General Partner may be deemed to beneficially own the shares held by the Fund and as the sole general partner of the General Partner, the GP Ltd. may be deemed to beneficially own the shares held by the Fund. As directors of the GP Ltd., each of the Directors may be deemed to beneficially own the shares held by the fund.

(c) Schedule A to this Amendment No. 1 to Schedule 13D sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by any Reporting Person.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2020

VENBIO GLOBAL STRATEGIC FUND II, L.P.

By:	VENBIO GLOBAL STRATEGIC GP II, L.P.
General Partner

By:	venBio Global Strategic GP II, Ltd.
General Partner

By:	*
Director

VENBIO GLOBAL STRATEGIC GP II, L.P.

By:	VENBIO GLOBAL STRATEGIC GP II, LTD.
General Partner

By:	*
Director

VENBIO GLOBAL STRATEGIC GP II, LTD.

By:	*
Director

*
Robert Adelman

*
Corey Goodman

*By:	/s/ David Pezeshki
David Pezeshki
As attorney-in-fact

This Schedule 13D was executed by David Pezeshki on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 4.

Schedule A

The following table sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days prior to the filing of this Amendment No. 1 to Schedule 13D by any Reporting Person.

Name	Date of Transaction	Transaction	Amount of Securities	Price
Fund	12/31/2019	Sale	14,324	$23.9639	(1)
Fund	1/2/2020	Sale	23,000	$19.9351	(2)
Fund	1/3/2020	Sale	12,498	$19.3002	(3)
Fund	1/6/2020	Sale	42,221	$19.6438	(4)
Fund	1/7/2020	Sale	31,000	$20.1661	(5)
Fund	1/8/2020	Sale	15,677	$19.8606	(6)
Fund	1/13/2020	Sale	494,000	$20.23

(1)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $22.50 to $25.55, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth herein.

(2)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $19.69 to $22.33, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth herein.

(3)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $19.08 to $19.41, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth herein.

(4)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $18.2025 to $19.92, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth herein.

(5)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $19.75 to $20.90, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth herein.

(6)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $19.67 to $20.30, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth herein.